HIENERGY TECHNOLOGIES, INC.
                           1601 Alton Parkway, Unit B
                             Irvine California 92606

                                 April 16, 2004

VIA FACSIMILE AND ELECTRONIC TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

         RE: HiEnergy Technologies (Commission File No. 333-108934) Request for Withdrawal

Ladies and Gentlemen:

         Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), HiEnergy Technologies hereby requests the withdrawal of its Registration Statement on Form SB-2 (Commission File No. 333-108934), together with all exhibits and amendments thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on September 19, 2003. The Registration Statement has not been declared effective. No securities under the Registration Statement have been sold.

         HiEnergy recently has retained Richardson & Patel LLP as new legal counsel. It intends to address the Commission's comments to the Registration Statement in its Annual Report on Form 10-KSB for the fiscal year ended April 30, 2004 and any subsequent filing of a new registration statement on Form SB-2. Although no decision has been made at this time, HiEnergy may undertake a subsequent private offering in reliance on Section 155(c) under the Securities Act.

         If you have any questions regarding the foregoing application for withdrawal, please contact Dorothy Vinski of Richardson & Patel, legal counsel to HiEnergy, at (310) 208-1182.

                                                 Very truly yours,

                                                 HIENERGY TECHNOLOGIES, INC.


                                                 By: /s/ Dr. Bogdan Maglich
                                                     ---------------------------
                                                         Dr. Bogdan Maglich
                                                         Chief Executive Officer